                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                      For the Year Ended December 31, 1999


               [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Computer Network Technology Corporation
                           401(K) Salary Savings Plan


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     Computer Network Technology Corporation
                             6000 Nathan Lane North
                              Minneapolis, MN 55442
                                  763-268-6000






================================================================================

                              REQUIRED INFORMATION


1.       Not Applicable

2.       Not Applicable

3.       Not Applicable

4. The Computer Network Technology Corporation 401(K) Salary Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401 (K) SALARY SAVINGS PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                           4

FINANCIAL STATEMENTS

          Statements of Net Assets Available for Benefits as of
            December 31, 1999 and 1998                                       6

          Statements of Changes in Net Assets Available for Benefits for
            the Years Ended December 31, 1999 and 1998                       7

NOTES TO FINANCIAL STATEMENTS                                                8

SUPPLEMENTARY SCHEDULE

     Schedule H - Line 4 (i):  Schedule of Assets Held for Investment
                               Purposes                                     16

SIGNATURE                                                                   17

EXHIBIT INDEX                                                               18

          Exhibit 23.01 - Consent of Independent Certified Public
            Accountants                                                     19

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





Plan Sponsor
Computer Network Technology Corporation
   401(k) Salary Savings Plan

                We have audited the accompanying statements of net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

                In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule listed in the accompanying contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Minneapolis, Minnesota
April 26, 2000 (except for the second
paragraph of Note F as to which the date is June 6, 2000)

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  December 31,




         ASSETS                                                   1999                  1998
                                                              ------------          ------------

Cash                                                          $       210           $         -

Investments
   Fair value                                                   4,176,345             2,790,891
   Estimated fair value                                        20,603,966            14,052,124
   Contract value                                               3,606,062             2,016,157
                                                              -----------           -----------
                                                               28,386,373            18,859,172

Receivables
   Participant elective deferral contributions                     93,033                86,930
   Employer match contributions                                   453,276               396,706
                                                              -----------           -----------
                                                                  546,309               483,636
                                                              -----------           -----------

NET ASSETS AVAILABLE FOR BENEFITS                             $28,932,892           $19,342,808
                                                              ===========           ===========




        The accompanying notes are an integral part of these statements.
                                        6

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        For the years ended December 31,






                                                                  1999                  1998
                                                              -----------           -----------

ADDITIONS
   Investment income
     Net appreciation in fair value of investments            $  6,051,450          $  5,077,922
     Interest and dividends                                        192,240               121,963
                                                              ------------          ------------
                                                                 6,243,690             5,199,885

   Contributions
     Participant elective deferrals                              3,158,981             2,897,898
     Participant rollovers                                       1,239,656               574,723
     Employer match                                                453,276               396,706
                                                              ------------          ------------
                                                                 4,851,913             3,869,327
                                                              ------------          ------------
         Total additions                                        11,095,603             9,069,212

DEDUCTIONS
   Benefits paid to participants                                (1,505,519)           (1,819,516)
                                                              ------------          ------------
         Net increase                                            9,590,084             7,249,696

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of year                                          19,342,808            12,093,112
                                                              ------------          ------------
     End of year                                              $ 28,932,892          $ 19,342,808
                                                              ============          ============












        The accompanying notes are an integral part of these statements.
                                        7

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998


NOTE A  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the significant accounting policies for Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) consistently applied in the preparation of the accompanying financial statements follows:

   Valuation of Investments

   The Computer Network Technology Corporation Common Stock Fund (the common stock of the Plan Sponsor) is valued utilizing the last quoted market price on the last business day of the year (see Note F).

   Assets in the Fidelity Advisor Equity Growth Account, Fidelity Advisor Growth Opportunities Account, Fidelity Advisor Balanced Account, CIGNA Charter Large Company Stock Index Fund, CIGNA Charter Growth and Income Fund, AIM Constellation Account, Dreyfus Founders Growth Account, Janus Worldwide Account, Neuberger Berman Partners Account, CIGNA Charter Small Company Stock Growth Fund, and State Street Global Advisors Intermediate Bond Account represent the Plan's share of the value of certain assets held in the insurance company's separate accounts. Such assets are stated at estimated fair value as determined by the insurance company based upon the fair value of the funds underlying assets. Income from these funds represents the Plan's share of income from the separate accounts.

   Assets in the CIGNA Charter Guaranteed Long-Term Fund represent the contract value, which approximates fair value, of a guaranteed investment contract held with an insurance company. The crediting interest rate and average yield for the guaranteed fund was 5.6% for 1999 and 1998. The crediting interest rate is determined semi-annually by Connecticut General Life Insurance Company (CIGNA) based upon market conditions.


   Participant loans are valued at the estimated fair value of the loan.

   All investments are participant directed.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1999 and 1998




NOTE A  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -  Continued

   Plan and Administrative Expenses

   All investment fees incurred with regard to the purchase and sale of investments are paid by the Plan and are netted with investment income. During 1999 and 1998, $13,154 and $19,529 of investment fees were paid by the Plan and netted with investment income. Other administrative expenses, that are not offset by forfeitures of terminated participants' non-vested amounts, are paid by the Plan Sponsor, Computer Network Technology Corporation.

   Net Appreciation in Fair Value of Investments

   Net appreciation in the fair value of investments represents the net realized gains or losses and the net unrealized appreciation or depreciation of investments. Realized gains or losses are the difference between the proceeds received and either the cost of the investment sold, determined on an average cost basis, or the fair value at the end of the previous year, whichever is applicable. Unrealized appreciation or depreciation is the change in the difference between fair value and the cost of investments or the fair value at the end of the previous year, whichever is applicable.

   Benefits Paid to Participants

   Benefits paid to participants are recorded by the Plan when paid.

   Use of Estimates

   Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1999 and 1998





NOTE A  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -  Continued

   Adoption of Statement of Position 99-3

   The Plan has adopted Statement of Position (SOP) 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters for the plan year ended December 31, 1999. This SOP eliminates certain disclosures for participant-directed investment programs and the requirement to disclose the total number of units and net asset values per unit. The adoption of the SOP had no effect on the total net asset amounts disclosed in the financial statements. Certain reclassifications have been made to the 1998 financial statements to conform to the presentation used in 1999.


NOTE B  -  PLAN DESCRIPTION

   The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General

   The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established effective January 1, 1991 and elective deferrals were first permitted beginning July 1, 1991. During 1998, the Plan was restated, effective January 1, 1997, to incorporate all amendments and tax compliance provisions.

   Plan assets are held by a trustee, CG Trust Company.

   Eligibility

   All employees of Computer Network Technology Corporation (the Company) who are age eighteen or older and are scheduled to work at least 1,000 hours of service in the first year are eligible to participate in the Plan beginning on the first day of the calendar quarter following one month of employment. Employees are eligible for discretionary employer matching contributions when they become participants in the Plan, provided they are employees of the Company as of December 31.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1999 and 1998



NOTE B  -  PLAN DESCRIPTION  -  Continued

   Vesting

   Participant elective deferral contributions are 100% vested regardless of length of service. Employer match contributions are 50% vested with two years of service, 75% vested with three years of service, and 100% vested with four years of service (see Note F).

   Funding Policy

   Contributions made pursuant to participant elective deferrals are permitted up to 15% of the participant's compensation, subject to limits established by law. Participants may also make rollover contributions to the Plan. Elective deferral contribution percentages may be changed on the first day of the calendar quarter.

   During 1998, the Plan accepted after-tax contributions of $99,352 from participants. As of January 1, 1999, the Plan no longer accepts after-tax contributions.

   Matching employer contributions are at the discretion of the Plan Sponsor. The contribution is based on a matching percentage of eligible participant contributions, not to exceed a dollar amount, as determined by the employer. During 1999 and 1998, the employer match was 50% of employee contribution, not to exceed $1,000 (see note F). The participant must be employed on the last day of the Plan year to share in the employer contribution.

   Participants' Accounts

   Participants' accounts are credited with their participant contributions (elective deferral and rollover), discretionary employer matching contributions and an allocation of Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested portion of the participant's account.

   Payment of Benefits

   On termination of service, a participant may elect to receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account, net of tax, or to rollover the entire vested portion to a qualified plan. If the participant account is not fully distributed at termination of service, an installment payment may be elected by the participant. If the participant's vested balance is greater than $5,000, the participant may also elect not to receive a distribution at the date of termination, as defined in the agreement.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1999 and 1998





NOTE B  -  PLAN DESCRIPTION  -  Continued

   Plan Termination

   Although the Plan Sponsor has no current intention of terminating the Plan, the Plan provides that upon termination, all amounts credited to a participant's account become 100% vested. Net assets of the Plan would be distributed to the participants as prescribed in the Plan agreement.

   Net Transfers Between Accounts and Funds

   Assets of the Plan are held in various accounts and funds, as defined in the Plan summary. The Plan allows participant's to direct their investments and to make transfers between these accounts and funds daily, except for the participant loan fund. Participant loan transactions are treated as transfers to/(from) the investment funds from/(to) the participant loan fund. The total of all interfund transfers between the investment accounts and funds and the participant loan fund is zero.

   Participant Loans

   The Plan allows participants to direct the investment of certain assets in their accounts by providing loans to participants. Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The participant loans outstanding at December 31, 1999 and 1998 were $638,014 and $537,064. Such loans bear interest at the "prime rate" plus 1% at interest rates ranging from 7.00% to 9.75% for the years ended December 31, 1999 and 1998. Principal and interest are repaid ratably through payroll deductions.

   Forfeitures

   The Plan allows for forfeitures of terminated participants' non-vested amounts to be transferred to the CIGNA Charter Guaranteed Long-Term Fund account at the time of the terminated participant's distribution or after a five year break-in-service period. Prior to the five year break-in-service limit, the forfeitures are held in the respective funds in a time restricted account on behalf of the Plan Sponsor. The Plan Sponsor may use these funds to offset administrative expenses.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1999 and 1998




NOTE C  -  INVESTMENTS

 The following fair values represent 5 percent or more of the Plan's net assets.

                                                                            December 31,
                                                                  -----------------------------
                                                                     1999               1998
                                                                  ----------         ----------

     Fidelity Advisor Growth Opportunities
        Account, 63,789 and 65,625 units                          $5,122,474         $5,041,241
     Computer Network Technology Corporation
        Common Stock Fund, 182,075 and 223,271 shares
        (see Note F)                                               4,176,345          2,790,891
     CIGNA Charter Guaranteed Long-Term
        Fund, 96,176 and 57,430 units                              3,606,062          2,016,157
     CIGNA Charter Large Company Stock
        Index Fund, 45,385 and 36,895 units                        3,386,054          2,278,093
     Janus Worldwide Account, 34,882 and 21,116 units              3,074,575          1,132,164
     Fidelity Advisor Equity Growth Account, 23,040 and
        21,128 units                                               2,610,992          1,743,940
     Fidelity Advisor Balanced Account, 45,645 and 43,683
        units                                                      1,523,873          1,386,846


 The Plan's investments (including realized and unrealized gains and losses) appreciated in value as follows:


                                                                      Year ended December 31,
                                                                  -------------------------------
                                                                     1999                1998
                                                                  ----------           ----------

                Mutual Funds                                      $3,203,375          $2,475,802
                Common Stock                                       2,848,075           2,602,120
                                                                  ----------          ----------
                                                                  $6,051,450          $5,077,922
                                                                  ==========          ==========

NOTE D  -  INCOME TAX STATUS

 The Plan obtained its latest determination letter on December 18, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
                                       13

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1999 and 1998





NOTE E  -  RELATED PARTIES

 Certain Plan investments are separate accounts managed by CG Trust Company, affiliated with CIGNA, and therefore, these transactions qualify as party-in-interest.


NOTE F  -  SUBSEQUENT EVENTS

 Beginning January 1, 2000, the employer match contribution was modified to 100% of employee contribution, not to exceed $1,500 for all eligible participants as defined in the Plan agreement. Also, the employer match contributions vest prospectively as follows: 25% vested with one year of service, 50% vested with two years of service, 75% vested with three years of service, and 100% vested with four years of service.

 As of June 6, 2000, the fair value of the Plan's investment in shares of Computer Network Technology Corporation common stock declined by approximately $1,800,000 from December 31, 1999.

                             SUPPLEMENTARY SCHEDULE

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan
                                 EIN: 41-1356476
                                  Plan No: 001

    SCHEDULE H - Line 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1999



            (b) Identity of issue, borrower,                                                             (e) Current
  (a)           lessor or similar party                       (c) Description of investment                  value
  ---     ----------------------------------                ---------------------------------            ------------

  (*)     CG Trust Company                                  CIGNA Charter Guaranteed Long-Term
                                                              Fund                                       $  3,606,062
  (*)     CG Trust Company                                  Fidelity Advisor Equity Growth Account          2,610,992

  (*)     CG Trust Company                                  Fidelity Advisor Balanced Account               1,523,873

  (*)     CG Trust Company                                  Fidelity Advisor Growth Opportunities
                                                              Account                                       5,122,474
  (*)     CG Trust Company                                  CIGNA Charter Large Company Stock
                                                              Index Fund                                    3,386,054
  (*)     Computer Network Technology Corporation           Computer Network Technology
                                                              Corporation Common Stock Fund                 4,176,345

  (*)     CG Trust Company                                  CIGNA Charter Growth and Income Fund            1,323,045

  (*)     CG Trust Company                                  Dreyfus Founders Growth Account                 1,203,912

  (*)     CG Trust Company                                  Janus Worldwide Account                         3,074,575
  (*)     CG Trust Company                                  Neuberger Berman Partners Account                 546,511

  (*)     CG Trust Company                                  AIM Constellation Account                         883,830
  (*)     CG Trust Company                                  State Street Global Advisors
                                                              Intermediate Bond Account                        90,868
  (*)     CG Trust Company                                  CIGNA Charter Small Company Stock
                                                              Growth Fund                                     199,818
  (*)     Participant Loans                                 Interest ranging from 7.00% to 9.75%              638,014
                                                                                                          -----------
                                                                                                          $28,386,373
                                                                                                          ===========


(*)  Party-in-interest




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                     401(K) SALARY SAVINGS PLAN


                     By:   COMPUTER NETWORK TECHNOLOGY CORPORATION
                            PLAN ADMINISTRATOR


                     By:    /s/  Gregory T. Barnum
                            -----------------------------
                              Gregory T. Barnum
                              Chief Financial Officer

                     Date:    June 9, 2000

                              EXHIBIT INDEX


Exhibit        Description
-------        -----------
Page

23.01          Consent of Independent Certified Public
               Accountants.................................Electronically Filed